SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

SECURITI[...]MISSION

11019641

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-51684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Securities, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 North Harwood Suite 1000
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Muras 210-220-5880
(Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1800 Frost Bank Tower	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patrick Muras, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frost Securities, Inc. (the Company), as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF TEXAS
SONYA CISNEROS
My Commission Expires
June 02, 2011

Signature

Chief Financial Officer
Title

Sonya Cisneros
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Securities, Inc.

Financial Statements and Supplemental Schedules

Years Ended December 31, 2010 and 2009

Contents

Ernst & Young

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205
Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Frost Securities, Inc.

We have audited the accompanying statements of financial condition of Frost Securities, Inc. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Securities, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2011

Frost Securities, Inc.

Statements of Financial Condition

	December 31 2010	December 31 2009
Assets		
Cash	**$ 1,011,476**	$ 1,010,324
Accounts receivable	**–**	2,205
Receivable from settlement of litigation	**250,000**	–
Receivable from parent company related to income taxes	**–**	110,507
Premises and equipment	**6,398**	16,327
Deferred taxes	**96,998**	97,441
Prepaid expenses and other assets	**46,629**	47,846
Total assets	**$ 1,411,501**	$ 1,284,650
Liabilities and stockholder's equity		
Liabilities:		
Accrued payroll and incentives	**$ 27,203**	$ –
Reserves for employee benefit plans	**23,619**	38,054
Payable to parent company related to income taxes	**63,011**	–
Other accrued expenses	**28,777**	26,647
Total liabilities	**142,610**	64,701
Stockholder's equity:		
Common stock, par value $0.01 per share; 100 shares authorized, issued and outstanding	**1**	1
Additional paid-in capital	**14,640,737**	14,640,737
Accumulated deficit	**(13,371,847)**	(13,420,789)
Total stockholder's equity	**1,268,891**	1,219,949
Total liabilities and stockholder's equity	**$ 1,411,501**	$ 1,284,650

See accompanying notes.

Frost Securities, Inc.

Statements of Operations

	Years Ended December 31 2010	2009
Revenue:		
Management, acquisition, and advisory fees	**$ 563,263**	$ 792,264
Proceeds from settlement of litigation	**450,000**	–
Gain on sale of investment in private placement of common stock	**115,025**	–
Interest income	**11,031**	13,789
Other income	**10,720**	66,034
Total revenue	**1,150,039**	872,087
Expenses:		
Employee compensation and benefits	**680,033**	777,932
Occupancy and equipment	**107,630**	148,530
Other general and administrative	**286,415**	369,077
Total expenses	**1,074,078**	1,295,539
Profit (loss) before income taxes	**75,961**	(423,452)
Income tax expense (benefit)	**27,019**	(151,252)
Net income (loss)	**$ 48,942**	$ (272,200)

See accompanying notes.

Frost Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2009	$ 1	$ 14,640,737	$ (13,148,589)	$ 1,492,149
Net loss	–	–	(272,200)	(272,200)
Balance at December 31, 2009	1	14,640,737	(13,420,789)	1,219,949
Net income	–	–	48,942	48,942
Balance at December 31, 2010	**$ 1**	**$ 14,640,737**	**$ (13,371,847)**	**$ 1,268,891**

See accompanying notes.

Frost Securities, Inc.

Statements of Cash Flows

	Years Ended December 31 2010	2009
Operating activities		
Net income (loss)	$ **48,942**	$ (272,200)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	**9,929**	10,784
Deferred tax expense (benefit)	**443**	(41,029)
Gain on sale of investment in private placement of common stock	**(115,025)**	–
Net changes in:		
Accounts receivable	**2,205**	295,201
Receivable from settlement of litigation	**(250,000)**	–
Current amount receivable from (payable to) parent company related to income taxes	**173,518**	(240,540)
Trading account securities	**–**	63,501
Prepaid expenses and other assets	**1,216**	39,956
Accrued payroll and incentives	**27,203**	(265,772)
Reserves for employee benefit plans	**(14,435)**	(32,817)
Other accrued expenses	**2,130**	2,088
Net cash used in operating activities	**(113,874)**	(440,828)
Investing activities		
Proceeds from sale of common stock	**115,026**	–
Net cash provided by investing activities	**115,026**	–
Increase (decrease) in cash	**1,152**	(440,828)
Cash at beginning of year	**1,010,324**	1,451,152
Cash at end of year	**$ 1,011,476**	$ 1,010,324

See accompanying notes.

1. Organization and Nature of Operations

Frost Securities, Inc. (the Company), a wholly owned second-tier subsidiary of Cullen/Frost Bankers, Inc. (CFBI), is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company was incorporated in the state of Delaware on March 1, 1999, and began operations on August 2, 1999. The Company employs a small group of investment bankers that provide advisory and private equity services to companies located primarily in Texas.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA. The Company is also a member of the Securities Investors Protection Corporation (SIPC), a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer. The Company does not and did not hold customer cash or securities in connection with customer transactions during 2010 or 2009.

2. Significant Accounting Policies

The accounting and reporting policies followed by the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the securities industry. The more significant accounting and reporting policies are summarized below:

Subsequent Events. The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. No subsequent events occurred during this reporting period that require recognition or disclosure in these financial statements.

Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash. Cash includes cash held in a deposit account at Frost National Bank (FNB), a banking subsidiary of CFBI, and a deposit account at a nonaffiliated bank in an amount that exceeds federal deposit insurance coverage. Management regularly evaluates the credit risk associated with the counterparties and believes that the Company is not exposed to any significant credit risks on cash.

2. Significant Accounting Policies (continued)

Revenue Recognition. Management, acquisition, and advisory fees are recognized as earned based on the agreement with the customer. Performance-based fees are recorded when the services to be performed have been completed.

Accounts Receivable. Accounts receivable at December 31, 2009, consist of a refund request of cash held in the Company's account at FINRA. The receivable was collected in 2010.

Receivable from Settlement of Litigation. The receivable represents the second installment payable under a settlement agreement dated December 10, 2010, between the Company and a former client. The second installment payment was due on or before February 9, 2011, and was paid as agreed. See Note 10 – Contingency.

Securities and Investments. Securities held for resale are classified as trading and carried at fair value, with changes in unrealized holding gains and losses included in the statements of operations. Fair value is generally based on published market prices. Investments are stated at fair value with related changes recognized as a realized gain or loss in the statements of operations. Due to the limited marketability, investments in private placement of common stock are carried at management's estimate of fair value, which was $1 as of December 31, 2009, and is included in prepaid expenses and other assets. No investment in private placement of common stock was held as of December 31, 2010. See Note 5 – Investment in Private Placement of Common Stock.

Income Taxes. The Company's operations are included in the consolidated federal and state income tax returns filed by CFBI using a calendar year-end. The Company's income tax provision is determined as if it filed a separate return using the consolidated income tax rate for CFBI (35% during the periods presented), as this is the rate charged by CFBI to the Company. Cash received from CFBI for income taxes was $144,364 in 2010 and cash paid to CFBI for income taxes was $117,031 in 2009.

Related-Party Transactions. FNB provides certain services for the Company, including, but not limited to, payroll processing, financial operations, and payable disbursement processing. The Company reimburses FNB for these services, which totaled approximately $44,000 and $68,000 for 2010 and 2009, respectively.

The Company maintains certain lease agreements with FNB. See Note 7 – Leases.

2. Significant Accounting Policies (continued)

The Company has a $1,000,000 line of credit under an agreement with CFBI. The line of credit matures on May 31, 2011, and bears interest at a fixed rate equal to the prime rate at the date of renewal. The interest rate in effect at December 31, 2010 and 2009, was 3.25%, respectively. There were no borrowings outstanding on this line of credit during 2010 and 2009.

3. Trading Account Securities

In September 2008, as partial compensation for services provided, the Company received 9,636 shares of restricted common stock in a publicly traded company. The stock was restricted from trading for a period of 180 days, which expired in March 2009. In June 2009, the Company sold the stock in the open market. A net gain from mark-to-market adjustments, totaling approximately $65,000 in 2009, is included in other income in the statements of operations. No trading account securities were held as of December 31, 2010 or 2009.

4. Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets, which range from 4 to 12 years.

A summary of premises and equipment follows:

	Cost	Accumulated Depreciation	Net Carrying Value
December 31, 2010			
Furniture and equipment	**$ 159,398**	**$ 153,000**	**$ 6,398**
December 31, 2009			
Furniture and equipment	$ 159,398	$ 143,071	$ 16,327

5. Investment in Private Placement of Common Stock

In October 2001, the Company received preferred stock in a privately held telecommunications equipment company as compensation for services provided. In June 2007, the telecommunications equipment company was purchased by a privately held telecommunications systems supplier. As compensation for its ownership interest in the acquired company, the Company received cash plus 22,100 shares of common stock in two subsidiaries of the acquiring entity.

In May 2010, the Company's common stock position in both subsidiaries was purchased by the telecommunications systems supplier for net cash of $115,026. The cash received resulted in the Company recording a gain on the sale of the investment of $115,025. The realized gain was calculated based on the specific identification method.

6. Employee Benefit Plans

As a subsidiary, the Company participates in various employee benefit plans offered by CFBI, including a 401(k) stock purchase plan, defined benefit plans, and a profit-sharing plan. Expense related to these plans totaled approximately $47,000 for 2010 and $48,000 for 2009.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions in an amount no less than 2% and not exceeding 50% of eligible compensation, subject to Internal Revenue Service limitations. The Company matches 100% of employee contributions up to a maximum of 6% of eligible compensation. Company contributions vest immediately. The plan covers substantially all eligible employees of the Company.

The defined benefit pension plan was frozen as of December 31, 2001. The plan covers substantially all employees who had attained the age of 21 years and had at least one year of service by December 31, 2001.

The profit-sharing plan is a contributory retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Participants vest in Company contributions after three years of service. Expense related to this plan totaled approximately $14,000 for 2010 and $40,000 for 2009 and are included in the amounts disclosed above.

7. Leases

The Company leases office space and equipment from FNB and third parties under operating lease agreements. In September 2008, the Company terminated an existing lease for its office space with a third-party landlord and a sublease agreement with FNB. Effective October 1, 2008, FNB signed a new lease with a third-party landlord for space that included the Company's existing office space. Concurrently, the Company signed a new sublease agreement with FNB for the existing office space under the same terms and conditions as those contained in the lease agreement between FNB and the third-party landlord. In June 2010, the Company amended the sublease agreement with FNB to reflect a reduction in the Company's office space requirements.

The aggregate lease expense is reported on a straight-line basis over the life of the lease. Total lease expense was approximately $76,000 for 2010 and $96,000 for 2009 and is included in occupancy and equipment expense in the accompanying statements of operations. Due to the straight-line adjustment required under the operating method, lease expense recognized was approximately $1,000 and $4,000 more than the amounts due per the lease agreement for 2010 and 2009, respectively. Accumulated lease expense payable of approximately $6,000 and $5,000 is recorded in other accrued expenses in the accompanying statements of financial condition as of December 31, 2010 and 2009, respectively. Total operating costs paid by the Company to FNB under the terms of the sublease agreement were approximately $14,000 in 2010 and $31,000 in 2009.

Future minimum lease payments due under noncancelable operating leases as of December 31, 2010, are as follows:

2011	$ 62,894
2012	63,783
2013	64,662
2014	32,549
2015	–
Thereafter	–
	$ 223,888

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by CFBI and the Company's income tax provision is computed in accordance with a tax-sharing agreement. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2007. The Company files separate state and local income/franchise tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company.

Reported income tax expense differed from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

	2010	2009
Income tax expense (benefit) at statutory rate	$ 26,586	$ (148,208)
Meals and entertainment	433	869
Other	–	(3,913)
Income tax expense (benefit)	$ 27,019	$ (151,252)

Income tax expense (benefit) consists of the following:

	2010	2009
Current income tax expense (benefit)	$ 26,576	$ (110,223)
Deferred income tax expense (benefit)	443	(41,029)
Income tax expense (benefit)	$ 27,019	$ (151,252)

8. Income Taxes (continued)

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Year-end deferred taxes were as follows:

	2010	2009
Deferred tax assets:		
Bank premises and equipment	**$ 113,317**	$ 114,187
Total gross deferred tax assets	**113,317**	114,187
Deferred tax liabilities:		
Prepaid expenses	**16,319**	16,746
Total gross deferred tax liabilities	**16,319**	16,746
Net deferred tax asset	**$ 96,998**	$ 97,441

No valuation allowance for deferred tax assets was recorded at December 31, 2010 and 2009, as management believes it is more likely than not that all of the deferred tax assets will be realized.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $868,866, which was $859,359 in excess of its required net capital of $9,507. At such date, the Company's aggregate indebtedness to net capital ratio was 0.16 to 1. At December 31, 2009, the Company had net capital of $947,828, which was $942,828 in excess of its required net capital of $5,000. At such date, the Company's aggregate indebtedness to net capital ratio was 0.07 to 1.

10. Contingency

In 2009, the Company filed a lawsuit against a former client for breach of contract concerning the payment of a success fee under an exclusive financial advisor contract. The Company was granted summary judgment against the former client in August 2010. In December 2010, a settlement agreement was reached whereby the former client agreed to pay the Company a total of $450,000, with $200,000 payable in late December 2010 and $250,000 payable no later than February 9, 2011. Both installment payments were paid as agreed and the Agreed Order of Dismissal was filed February 14, 2011. At December 31, 2010, the total settlement amount of $450,000 is recognized in revenue on the statements of operations and $250,000 is recorded as a receivable on the statements of financial condition.

11. Accounting Standards Updates

Accounting Standards Codification. The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic, nongovernmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered nonauthoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section, and Paragraph structure.

FASB ASC Topic 820, *Fair Value Measurements and Disclosures.* ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of ASC 820 became effective for the Company on January 1, 2008. Additional new accounting guidance under ASC 820, which became effective during the first quarter of 2009, expanded certain disclosure requirements and affirmed that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active.

11. Accounting Standards Updates (continued)

FASB ASC Topic 855, *Subsequent Events.* New accounting guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. This guidance became effective for the Company's financial statements for periods ending after June 15, 2009, and did not have a significant impact on the Company's financial statements.

ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures About Fair Value Measurements.* ASU 2010-06 requires expanded disclosures related to fair value measurements, including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between levels of the fair value hierarchy are recognized, and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances, and settlements. ASU 2010-06 further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than by major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position, and (ii) companies should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances, and settlements of assets and liabilities included in Level 3 of the fair value hierarchy will be required for the Company beginning January 1, 2011. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective for the Company on January 1, 2010.

Supplemental Schedules

Frost Securities, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1

December 31, 2010

Net capital		
Total stockholder's equity from statement of financial condition		$ 1,268,891
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		1,268,891
Deductions:		
Receivable from settlement of litigation	$ 250,000	
Prepaid expenses and other assets	46,629	
Other nonallowable assets	103,396	400,025
Net capital		$ 868,866
Aggregate indebtedness		
Accrued payroll and incentives		$ 27,203
Reserves for employee benefit plans		23,619
Payable to parent company related to income taxes		63,011
Other accrued expenses		28,777
Total aggregate indebtedness		$ 142,610
Computation of basic net capital requirement		
Minimum net capital required ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)		$ 9,507
Excess net capital at 1,500%		$ 859,359
Excess net capital at 1,000%		$ 854,605
Ratio of aggregate indebtedness to net capital		0.16 to 1
Reconciliation with Company's computation		
Net capital, as reported in Company's Part II (unaudited) focus report, as amended		$ 868,866

Frost Securities, Inc.

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3

December 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

Frost Securities, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Frost Securities, Inc.

In planning and performing our audit of the financial statements of Frost Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2011

Financial Statements and Supplemental Schedules

Frost Securities, Inc.
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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